# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corporation, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3060 Peachtree Road NW, SUITE 1100, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 07/13/2026
Filed by CIK 0001868399
Persons authorized to receive notices and communications: c/o Parthenon Capital Partners, Paul Marnoto, Chief Compliance Officer, 399 Boylston Street, 13th Floor, Boston, Massachusetts (MA), 02116, 617-960-4000

## Reporting persons
- BT Parent GP, LLC (CIK 0001868399): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,907,540; sole dispositive power 0; shared dispositive power 8,907,540; aggregate amount beneficially owned 8,907,540 (9.38% of the class)
  Comment: The reported percentage of shares of Class A Common Stock is based upon 89,672,978 shares of Class A Common Stock outstanding and 5,285,883 shares of Class A Common Stock issuable upon conversion of an equivalent number of units in a subsidiary of the Issuer (and cancellation of shares of Class V common stock) each as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on May 4, 2026.
- Beckham Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,907,540; sole dispositive power 0; shared dispositive power 8,907,540; aggregate amount beneficially owned 8,907,540 (9.38% of the class)
  Comment: The reported percentage of shares of Class A Common Stock is based upon 89,672,978 shares of Class A Common Stock outstanding and 5,285,883 shares of Class A Common Stock issuable upon conversion of an equivalent number of units in a subsidiary of the Issuer (and cancellation of shares of Class V common stock) each as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on May 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: Repay Holdings Corporation
Address of issuer's principal executive offices: 3060 Peachtree Road NW, SUITE 1100, Atlanta, Georgia (GA), 30305
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 20, 2024 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsection 5(b):

The responses of the Reporting Persons set forth in rows (11) and (13) of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5(a).

Beckham Aggregator, L.P. directly holds the securities reported herein and, in its capacity as the general partner of Beckham Aggregator, L.P., BT Parent GP, LLC may be deemed to beneficially own the reported securities. The reported number and percentage do not include shares of Class A Common Stock to be received in settlement of restricted stock units upon Zach F. Sadek's retirement from service on the Board of Directors of the Issuer (the "Board). Prior to his retirement, any such restricted stock units will be held by Mr. Sadek for the benefit of PCP Managers II, L.P. (the "Manager"), an affiliate of the Reporting Persons. Pursuant to an agreement between Mr. Sadek and the Manager, Mr. Sadek is obligated to transfer to the Manager any shares received upon settlement of such restricted stock units.

The reported percentage of shares of Class A Common Stock is based upon 89,672,978 shares of Class A Common Stock outstanding and 5,285,883 shares of Class A Common Stock issuable upon conversion of an equivalent number of units in a subsidiary of the Issuer (and cancellation of shares of Class V common stock) each as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on May 4, 2026. In accordance with the SEC's rules for calculating "beneficial ownership," which requires the Reporting Persons to disregard shares of Class A Common Stock issuable upon the conversion of units and shares of Class V common stock not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 9.93% of the outstanding Class A Common Stock. Notwithstanding the foregoing, because a unit (and a corresponding portion of a share of Class V common stock) are economically equivalent to a share of Class A Common Stock and further, the Class V common stock votes together with the Class A Common Stock, the reported 9.38% better reflects the Reporting Person's actual economic and voting interest in the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Class A Common Stock reported herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Beckham Aggregator, L.P. with respect to securities reported as directly held by Beckham Aggregator, L.P.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons set forth in rows (7) through (10) of the cover pages of this Amendment No. 1 and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On July 13, 2026, the Manager entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, pursuant to which the Board (i) increased the size of the Board from six (6) to seven (7) members and (ii) appointed Mr. Sadek to the Board to fill the newly created vacancy resulting from the increase in the size of the Board, effective July 13, 2026, with an initial term expiring at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting"). The Issuer further agreed to nominate Mr. Sadek as a candidate for election to the Board at the 2027 Annual Meeting, provided that such obligation will terminate automatically upon Mr. Sadek's departure from the Board.

The Cooperation Agreement also contains certain customary standstill restrictions and confidentiality obligations, which will remain in effect until the earlier of (i) thirty (30) calendar days after the date of Mr. Sadek's departure from the Board and (ii) the first day following the conclusion of the 2027 Annual Meeting, subject to certain exceptions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is included as Exhibit 99.C and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.C: Cooperation Agreement, dated July 13, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2026).

## Signatures
- BT Parent GP, LLC: /s/ Paul Marnoto, Paul Marnoto, Attorney-in-Fact (07/15/2026)
- Beckham Aggregator, L.P.: /s/ Paul Marnoto, BT Parent GP, LLC, General Partner (07/15/2026)
- Beckham Aggregator, L.P.: /s/ Paul Marnoto, Paul Marnoto, Attorney-in-Fact (07/15/2026)